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                                                                       EXHIBIT 4
                              [RED ROOF INNS LOGO]

                                                                   July 16, 1999

To the Stockholders of
Red Roof Inns, Inc.

     We are pleased to inform you that on July 10, 1999, Red Roof Inns, Inc. (the "Company") entered into an Agreement and Plan of Merger (the"Merger Agreement") with Accor S.A. ("Parent") and RRI Acquisition Corp., its indirect wholly owned subsidiary ("Purchaser"), pursuant to which Purchaser has today commenced a tender offer (the "Offer") to purchase all of the outstanding shares of common stock, par value $.01 per share (the "Shares"), of the Company for $22.75 per Share in cash. Under the terms of the Merger Agreement, following the Offer, Purchaser will be merged with and into the Company (the "Merger" and, together with the Offer, the "Transaction") and all Shares not purchased in the Offer (other than Shares held by Parent, Purchaser or the Company, or Shares held by dissenting stockholders) will be converted into the right to receive $22.75 per Share in cash.

     Your Board of Directors has unanimously approved the Merger Agreement, the Offer and the Merger and has determined that the Offer and the Merger are fair to and in the best interests of the Company's stockholders. The Board unanimously recommends that the Company's stockholders accept the Offer and tender their Shares in the Offer.

     In arriving at its recommendation, the Board of Directors gave careful consideration to a number of factors described in the attached Schedule 14D-9 that is being filed today with the Securities and Exchange Commission. The Board has received separate written opinions, each dated July 10, 1999, from Morgan Stanley & Co. Incorporated and CIBC World Markets Corp. to the effect that, as of the date of such opinions and based upon and subject to the matters stated therein, the $22.75 per Share cash consideration to be received in the Transaction by the holders of Shares (other than Parent and its affiliates) was fair, from a financial point of view, to such holders.

     In addition to the attached Schedule 14D-9 relating to the Offer, also enclosed is the Offer to Purchase, dated July 16, 1999, of Purchaser, together with related materials, including a Letter of Transmittal to be used for tendering your Shares. These documents set forth the terms and conditions of the Offer and the Merger and provide instructions as to how to tender your Shares. We urge you to read the enclosed materials carefully.

                                          Sincerely,
                                          [FRANCIS W. CASH SIGNATURE]

                                          Francis W. Cash
                                          Chairman of the Board,
                                          President and Chief Executive Officer

    Red Roof Inns, Inc. -- 4355 Davidson Road -- Hilliard, Ohio 43026-2491 --
                                 (614) 876-3200